Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of United Community Banks, Inc. and subsidiaries of our report dated March 13, 2012 related to our audits of the consolidated financial statements and internal control over financial reporting, which appears in the Annual Report on Form 10-K of United Community Banks, Inc. and subsidiaries for the year ended December 31, 2011.

Our report dated March 13, 2012, on the effectiveness of internal control over financial reporting as of December 31, 2011, expressed an opinion that United Community Banks, Inc. and subsidiaries had not maintained effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ PORTER KEADLE MOORE, LLC

Atlanta, Georgia
September 7, 2012